UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of November 2021

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Camtek Ltd.

On November 17, 2021, Camtek Ltd. (Nasdaq: CAMT; TASE: CAMT) (the “Company”) issued a press release announcing the pricing of a private offering of $175 million of 0% convertible senior notes to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended. The press release is furnished as Exhibit 99.1 to this Form 6-K.

Exhibits

Exhibit Number	Description of Exhibit
99.1	Press Release Dated November 18, 2021

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer
Dated: November 18, 2021